SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934
(Amendment No. 2)

Ophthalmic Imaging Systems
(Name of Issuer)

Common Stock No par value	683737209
(Title of class of securities)	(CUSIP number)

Uri Geiger
U.M. AccelMed, Limited Partnership
6 Hachoshlim St.
Herzelia, Israel
Telephone: 011-972-9-788-3330
(Name, address and telephone number of person authorized to receive notices and communications)

June 5, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 683737209

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): U.M. AccelMed, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 683737209

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): A.M. AccelMed Management (2009) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 683737209

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): M. Arkin (1999) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 683737209

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0
14	TYPE OF REPORTING PERSON: IN

The Schedule 13D filed on July 6, 2009 (the "Original Schedule 13D") relating to shares of common stock, no par value (the "Common Stock"), of Ophthalmic Imaging Systems, a company organized under the laws of California ("OIS"), as amended by Amendment No. 1 filed June 2, 2010, is hereby further amended as set forth below by this Amendment No. 2 (this "Schedule 13D").

Item 1.                      Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the shares of Common Stock, no par value, of OIS.  The address of the principal executive office of OIS is 221 Lathrop Way, Suite I, Sacramento, CA 95815.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs at the end thereof:

On August 4, 2011, Merge Healthcare Incorporated, a Delaware corporation (“Merge”), completed its acquisition (the “Merger”) of OIS pursuant to an Agreement and Plan of Merger, dated as of June 5, 2011 (the “Merger Agreement”), by and among Merge, OIS and ES Acquisition Corp., a California corporation and wholly-owned subsidiary of Merge (“Merger Sub”).  As a result of the Merger, the separate corporate existence of Merger Sub ceased, OIS became a wholly-owned subsidiary of Merge and OIS's common stock ceased being quoted on the OTC Bulletin Board (subsequently, OIS deregistered its Common Stock from registration under the Securities Exchange Act of 1934 by filing of Form 15 on August 8, 2011).

Under the terms of the Merger Agreement, each outstanding share of OIS common stock issued and outstanding immediately prior to the effective time of the Merger on August 4, 2011 (the “Effective Time”) (other than any dissenting shares) was, at the Effective Time, converted into the right to receive 0.1693 shares of Merge common stock.  As a result, the Limited Partnership received 2,258,225 shares of common stock of Merge in exchange for its 13,338,603 shares of Common Stock of OIS.  As a result of the foregoing, the Reporting Persons no longer beneficially own any shares of Common Stock.  In addition, effective August 4, 2011, each of the directors and officers of OIS resigned from their positions as directors and officers, including the appointees of the Limited Partnership (Menachem Inbar, Uri Geiger, and Barak Azmon).  None of the Reporting Persons was a party to the Merger Agreement, which is described in greater detail in the Current Report on Form 8-K filed by OIS on June 7, 2011 (and attached thereto as Exhibit 2.1).

On June 5, 2011, in connection to the Merger Agreement, Merge entered into a Shareholders Support Agreement with certain shareholders of OIS (“Shareholders Support Agreement”), including the Limited Partnership, collectively owning approximately 72% of the outstanding shares of OIS's Common Stock (each a “Supporting Shareholder”), pursuant to which these parties agreed to (i) vote in favor of the adoption of the Merger Agreement and approval of the Merger, and (ii) vote against approval of any proposal in opposition to or in competition with the consummation of the Merger.

                On June 17, 2011, the Board of Directors of OIS adopted an amendment to Article IV, Section 6 of its Amended and Restated Bylaws (“Amendment to the Bylaws”), which became effective that day. The principal change effected by the amendment was to allow shareholder action by less than unanimous written consent if the matter is approved by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

On July 11, 2011, in accordance with the terms of the Shareholder Support Agreement and the Amendment to the Bylaws, the Supporting Shareholders, including the Limited Partnership, delivered written consents to OIS that, subject to certain conditions, adopted the Merger Agreement and authorized the transactions contemplated by the Merger Agreement including the Merger.

On July 27, 2011, in connection to the Merger Agreement, the Limited Partnership entered into a Warrant Cancellation Agreement with OIS (“Warrant Cancellation Agreement”), pursuant to which the Limited Partnership agreed that 3,211,076 1st Installment Warrants and 1,193,696 2nd Installment Warrants would be cancelled simultaneously with the closing of the Merger.

The above description of the Shareholders Support Agreement and the Warrant Cancellation Agreement is a brief summary only and is qualified in its entirety by the terms of such agreements, which are filed hereto as Exhibits 17 and 18, respectively, and are incorporated herein by reference.

Other than as previously reported and as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially own 0 shares of Common Stock.

(b)           Not applicable.

(c)           Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Common Stock.

(d)           Not applicable.

(e)           The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on August 4, 2011.  The reporting obligations of the Reporting Persons with respect to shares of Common Stock pursuant to Section 13(d) of the Exchange Act and rules and regulations promulgated thereunder are therefore terminated.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraphs at the end thereof:

On March 23, 2011, OIS entered into a Stock Option Agreement with Uri Geiger which granted Mr. Geiger an option to purchase 30,000 shares of Common Stock at an exercise price of $0.80 per share ("Geiger Stock Option Agreement").  The options, 5,000 of which vested every six months beginning September 23, 2011, had a term of ten years.  Because these options had not vested as of the time of the Merger, they were cancelled.

On March 23, 2011, OIS entered into a Stock Option Agreement with Menachem Inbar which granted Mr. Inbar an option to purchase 30,000 shares of Common Stock at an exercise price of $0.80 per share ("Inbar Stock Option Agreement").  The options, 5,000 of which vested every six months beginning September 23, 2011, had a term of ten years.  Because these options had not vested as of the time of the Merger, they were cancelled.

On June 1, 2011, OIS entered into a Loan and Security Agreement (the “Loan Agreement”) with the Limited Partnership and Intergamma Investment Ltd. (“Intergamma” and together with the Limited Partnership, the “Lenders”).  Under the Loan Agreement, OIS borrowed from the Lenders an aggregate of $1,000,000 (the “Loan”), of which $760,000 aggregate principal amount was provided by the Limited Partnership and $240,000 aggregate principal amount was provided by Intergamma, at a rate of 12% per annum, to be due and payable in full on December 1, 2011.  OIS paid the Lenders a commitment fee in the aggregate amount of $40,000.  The Loan was secured by a security interest in substantially all of OIS’s assets existing on or acquired after the date of the Loan Agreement.  The Loan was to be used by OIS for general working capital purposes and to repay existing debts.  The Limited Partnership was repaid its aggregate principal amount of $760,000 and $45,600 in interest when the Loan was repaid in connection with the closing of the Merger.

On June 5, 2011, in connection to the Merger Agreement, Merge entered into a Shareholders Support Agreement with certain shareholders of OIS, including the Limited Partnership, collectively owning approximately 72% of the outstanding shares of OIS’s Common Stock pursuant to which these parties agreed to (i) vote in favor of the adoption of the Merger Agreement and approval of the Merger, and (ii) vote against approval of any proposal in opposition to or in competition with the consummation of the Merger.

On July 27, 2011, in connection to the Merger Agreement, the Limited Partnership entered into a Warrant Cancellation Agreement with OIS, pursuant to which the Limited Partnership agreed that 3,211,076 1st Installment Warrants and 1,193,696 2nd Installment Warrants would be cancelled simultaneously with the closing of the Merger.

The above description of the Geiger Stock Option Agreement, Inbar Stock Option Agreement , Loan Agreement, Shareholders Support Agreement, and Warrant Cancellation Agreement is a brief summary only and is qualified in its entirety by the terms of such agreements, which are filed hereto as Exhibits 14, 15, 16, 17, and 18, respectively, and are incorporated herein by reference.

Item 7.                      Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement, dated as of July 6, 2009, by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to the Original Schedule 13D filed on July 6, 2009).

2
Purchase Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems and U.M. AccelMed, Limited Partnership (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

3
Warrant dated June 24, 2009, issued in favor of U.M. AccelMed, Limited Partnership (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

4	Form of 2nd Installment Warrant (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

5
Agreement dated June 24, 2009, by and among U.M. AccelMed, Limited Partnership, MediVision Medical Imaging Ltd., Agfa Gevaert N.V., Delta Trading and Services (1986) Ltd., Gil Allon, Noam Allon, Ariel Shenhar and Yuval Shenhar (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

6	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

7
Asset Purchase Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems and MediVision Medical Imaging Ltd. (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

8
Escrow Agreement dated June 24, 2009, by and among Ophthalmic Imaging Systems, MediVision Medical Imaging Ltd. and Stephen L. Davis, Esq. (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

9
Letter Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems and Mizrahi Tefahot Bank Ltd. (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

10
Extension Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems, The Tail Wind Fund Ltd. and Solomon Strategic Holdings (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

11	Form of Warrant (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

12
Share Transfer Agreement dated December 28, 2009 between MediVision Ltd. and U.M. AccelMed LP. (incorporated herein by reference to Exhibit 12 to Amendment No. 1 to Schedule 13D filed on June 2, 2010).

13
Warrant dated May 25, 2010, issued in favor of U.M. AccelMed, Limited Partnership (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on May 27, 2010).

14	Stock Option Agreement dated March 23, 2011, by and between Ophthalmic Imaging Systems and Uri Geiger.

15	Stock Option Agreement dated March 23, 2011, by and between Ophthalmic Imaging Systems and Menachem Inbar.

16
Loan and Security Agreement dated June 1, 2011, by and among Ophthalmic Imaging Systems, U.M. AccelMed, Limited Partnership, and Intergamma Investments Ltd. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 7, 2011).

17
Shareholders Support Agreement dated June 5, 2011, by and among certain shareholders of Ophthalmic Imaging Systems and Merge Healthcare Incorporated (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 7, 2011).

18	Warrant Cancellation Agreement dated July 27, 2011, by and between Ophthalmic Imaging Systems Inc. and U.M. AccelMed, Limited Partnership.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2012

U.M. AccelMed, Limited Partnership

By: A.M. AccelMed Management (2009) Ltd.,
General Partner

/s/ Uri Geiger
Name: Uri Geiger
Title: Chairman

A.M. AccelMed Management (2009) Ltd.

/s/ Uri Geiger
Name: Uri Geiger
Title: Chairman

M. Arkin (1999) Ltd.

/s/ Moshe Arkin
Name: Moshe Arkin
Title: Director

Moshe Arkin

/s/ Moshe Arkin
Name: Moshe Arkin